Mail Stop 3561

April 24, 2007

Via U.S. Mail & Facsimile (212) 661-5350
Mr. William Solko
President and Chief Executive Officer
Northeast Auto Acceptance Corp.
2174 Hewlett Ave., Suite 206
Merrick, NY 11566

> **Re: Northeast Auto Acceptance Corp.**
> **Amendment No. 5 to Registration Statement on Form 10**
> **Filed April 13, 2007**
> **File No. 000-51997**

Dear Mr. Solko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Management's Discussion and Analysis

- Results of Operations for the Year Ended December 31, 2006 and December 31, 2005

1. We note your disclosure that the decrease in other expenses was primarily the result of a sharp decrease in fees paid to consultants in 2006 and being able to amortize your fixed salary expenses over a larger sales volume. Please revise to include the reason for the increase in the amount of officers salaries in 2006. Also, please revise to include the reason for the significant decrease in interest expense in 2006 as compared to 2005.

2. We note your disclosure that the decrease in selling, general and administrative expense was primarily due to decreased commission of $120,000 in 2006 and the reversal of an over accrual for professional fees of $75,000. Please provide us

details as to the nature of the professional fee accrual and tell us why you determined it was necessary to reverse the accrual during the year ended December 31, 2006. Also, tell us why you believe the amount was appropriately stated as of December 31, 2005.

- Results of Operations for the Year Ended December 31, 2005 and December 31, 2004

3. We note your disclosure that the 100.2% increase in gross margin was attributable to management's increased experience in selecting vehicles for purchase. In light of the fact that gross margin was 3.06% in 2005 and 3.4% in 2004, a decrease of .34%, please revise your disclosure to explain the reason for the increase in the cost of revenues and the decrease in gross margin.

4. Please revise to include the reason for the significant increase in interest expense in 2005 as compared to 2004.

-Liquidity and Capital Resources

5. Please revise to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity, page F-4

6. We note from your response to our prior comment 5 and revised disclosure that you have included the reverse acquisition adjustment in the opening balance of stockholders' equity at January 1, 2004. In light of the fact that the reverse acquisition took place in March 2004, the statement of stockholders' equity should reflect that transaction as part of the 2004 activity. Please revise to include the reverse acquisition adjustment as occurring during 2004 by presenting 181,886 shares of common stock issued in March 2004 with the corresponding charge to the deficit for the net assets of the "accounting acquiree" at the time of the transaction.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

- Interim Financial Information

7. In light of the fact that the interim financial statements as of September 30, 2006 have been removed from your Form 10, please remove the disclosure in the last paragraph on page F-7.

Note 8. Common Stock

8. We note from your response to our prior comment 7 and your revised disclosure in Note 13 that there were two transactions on April 23, 2004 in which you state that a market price for the stock could not be determined. In light of the fact that you also disclose two transactions on April 23, 2004 and April 27, 2004 in which 1,000,000 shares were issued for $30,000 of consulting services for which the value of $.03 per share was determined by the closing market price of the stock on the date of issue, please tell us why a market price can not be determined for the other April 2004 transactions in which shares were issued for a repayment of a short term loan and convertible loan payable. We believe that because these transactions all occurred around the same time period, the shares of stock issued should be valued at a similar market price. Please revise your disclosure accordingly.

Note 9. Related Party Transaction

9. Please revise to include disclosure of any related party transaction during the year ended December 31, 2006.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

cc: <u>Via Facsimile (212) 661-5350</u>
       Paul Goodman, Esq.
       Cyruli, Shanks & Zizmor, LLP